SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K

         Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934

  (Mark One)

X   Annual report pursuant to Section 15(d) of the Securities Exchange  Act of 1934 (Fee Required)

  For the fiscal year ended December 31, 1995

                               OR

    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

  For the transition period from                             to

  Commission file number 1-5985

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   MIDWEST RUBBER 401(k) PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NEWCOR, INC.
                  1825 S. Woodward, Suite 240
                Bloomfield Hills, Michigan 48302
                         (810) 253-2400
                           SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


MIDWEST RUBBER 401(k) PLAN


Date  September 27, 1996              By /s/Fred Davenport
                                        Fred Davenport
                                        _______________________
                                        Newcor, Inc.



                           MIDWEST RUBBER 401(k) PLAN
                                  _______


                 REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        AND SUPPLEMENTAL SCHEDULES

              for the years ended December 31, 1995 and 1994
                        MIDWEST RUBBER 401(k) PLAN

                       INDEX OF FINANCIAL STATEMENTS
                        AND SUPPLEMENTAL SCHEDULES
                                  _______



                                                                      Pages

Report of Independent Accountants                               2


Financial Statements:

 Statement of Net Assets Available for Plan Benefits
    as of December 31, 1995 and 1994                            3

 Statement of Changes in Net Assets Available for
    Plan Benefits for the Year Ended December 31,
    1995 and 1994                                               4

 Notes to Financial Statements                               5-10


Supplemental Schedules:

 Item 27a -    Schedule of Assets Held for Investment
    Purposes at December 31, 1995                              11

 Item 27d -    Schedule of Reportable Transactions
    for the Year Ended December 31, 1995                    12-14
                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator of
Midwest Rubber 401(k) Plan:

We  have  audited the accompanying statements of net assets  available  for plan benefits of Midwest Rubber 401(k) Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Midwest Rubber 401(k) Plan as of December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND L.L.P.
Detroit, Michigan
August 20, 1996
                        MIDWEST RUBBER 401(k) PLAN

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     as of December 31, 1995 and 1994
                                  _______



                                               1995       1994


Assets
Investments, at fair value                   $579,200   $372,700
Accrued interest                                1,900      1,500
Contribution receivable                        46,900     44,900

Total assets available for plan benefits     $628,000   $419,100


             The accompanying notes are an integral
               part of the financial statements.
                        MIDWEST RUBBER 401(K) PLAN

                    STATEMENT OF CHANGES IN NET ASSETS
                        AVAILABLE FOR PLAN BENEFITS

               for the year ended December 31, 1995 and 1994
                                  _______



                                               1995       1994

Additions:
  Employee contributions                     $144,900   $128,400
  Employer contributions                       46,900     44,700


Investment income:
  Interest and dividend income                 21,100     14,100
  Net appreciation (depreciation) in
    the fair value of investments              32,200    (4,000)


        Total additions                       245,100    183,200

Deductions:
  Participant distributions                    36,200     16,800


          Net increase                        208,900    166,400

Net assets available for plan benefits:
  Beginning of year                           419,100    252,700

  End of year                                $628,000   $419,100
             The accompanying notes are an integral
               part of the financial statements.
                        MIDWEST RUBBER 401(k) PLAN

                       NOTES TO FINANCIAL STATEMENTS
                                  _______



1. Description of the Plan:

   The Plan is a defined contribution plan adopted effective August 3, 1992 covering eligible employees of Midwest Rubber, a division of Newcor, Inc.

   Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer.

   Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G).

   The employer has the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, all participants' accounts become fully vested.


2. Significant Accounting Policies:

   The fair value of investments held by the Plan in collective investment funds are stated at quoted market prices on the last business day of the plan year. Investments in guaranteed investment contracts, which are insurance company issued contracts, are stated at contract price.

   The fair value of investments in common stock funds is stated at the quoted market prices on the last business day of the plan year.

   Expenses incurred in connection with the operation of the Plan are borne by the employer.

   The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

   The preparation of financial statements is conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

   The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3. Investments:

   The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments as of December 31, 1995 and 1994:

                                                1995      1994

    Comerica Bank Short-term Investment Fund $19,700 $ 16,300 Comerica Bank Guaranteed Investment
         Contract Fund                          372,100   247,500
    Comerica Bank 500 Index Fund                 58,800    28,200
    Comerica Bank Balanced Fund                  64,800    40,200
    Comerica Bank Fixed Income Fund              63,800    40,500

             Total                           $ 579,200  $372,700


4. Income Tax Status:

   The  Internal  Revenue Service has ruled that the Plan  qualifies  under
   Section 401 of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

   The Plan obtained its latest determination letter on December 9, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.
5. Summary of Financial Data:

   The following is a summary of the plan financial information segregated by investment program:


                           SUMMARY OF NET ASSETS
                                  _______


                         Comerica
               Comerica  Guaranteed
                 Fixed   Investment Comerica  Comerica
                 Income  Contract   500 Index Balanced
                 Fund     Fund        Fund     Fund    Other   Total

Net assets available for plan
  benefits:

December   31,   1995   $67,600  $386,600    $59,700     $67,200    $46,900
$628,000

December   31,   1994   $42,700  $259,200    $29,900     $42,400    $44,900
$419,100


5.   Summary of Financial Data, continued:

                     SUMMARY OF CHANGES IN NET ASSETS

                   for the year ended December 31, 1995
                                         _______
                         Comerica
               Comerica  Guaranteed
                 Fixed   Investment Comerica  Comerica
                 Income  Contract   500 Index Balanced
                 Fund     Fund        Fund     Fund    Other   Total
Additions:
Employee contributions
               $ 20,600 $87,600    $17,000   $19,700       0  $144,900

Employer contributions
                     0   44,900          0        0   $2,000    46,900

Transfers in
                     0        0        900        0        0       900

Interest and dividend income
                    100  20,700        200       100       0    21,100

Net appreciation (depreciation)
in fair value of investments
                 8,900        0     13,100    10,200       0    32,200

Total additions
                 29,600 153,200     31,200    30,000   2,000   246,000

Deductions:
Participant distributions
                  4,200  25,800      1,400     4,800       0    36,200

Transfers out
                    500       0           0       400      0       900

Total deductions
                  4,700  25,800      1,400     5,200       0    37,100


Net additions
                $24,900 $127,400   $29,800   $24,800 $ 2,000  $208,900
5.   Summary of Financial Data, continued:


                     SUMMARY OF CHANGES IN NET ASSETS

                   for the year ended December 31, 1994
                                         _______

                         Comerica
               Comerica  Guaranteed
                 Fixed   Investment Comerica  Comerica
                 Income  Contract   500 Index Balanced
                 Fund     Fund        Fund     Fund    Other   Total
Additions:
Employee contributions
             $ 18,900    $80,000    $10,500 $19,000         0  $128,400

Employer contributions
                    0     42,100          0       0  $  2,600    44,700

Transfers in
                  300      4,300      5,200     300         0    10,100

Interest and dividend income
                1,200     12,100          0     800         0    14,100

Net appreciation (depreciation)
in fair value of investments
              (2,300)          0        300 (2,000)         0   (4,000)

Total additions
               18,100    138,500     16,000  18,100     2,600   193,300

Deductions:
Participant distributions
                1,300     11,700      1,100   2,700         0    16,800

Transfers out
                2,600      2,900      2,600    2,000         0    10,100

Total deductions
                3,900     14,600      3,700    4,700         0    26,900

Net additions
              $14,200   $123,900    $12,300 $13,400    $2,600  $166,400


   The   "other"   column  represents  adjustments   made   by   the   plan
   administrator to conform the trustee-certified financial data to the accrual basis of accounting.

6. Certain Events:

   Effective April 1, 1996, the Company will begin providing a matching company contribution equal to 25 percent of the first 6 percent of employee contributions. The company's matching contribution will be in the form of Newcor common stock and will be subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service, 100 percent vesting.

   Newcor common stock will be made available as an additional investment option for employee contributions. The target date for this option is October 1, 1996.

   As amended, the plan administrator believes that the Plan will be in compliance with the applicable requirements of the Internal Revenue Code and will retain its tax-exempt status.




7. Form 5500:

   The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 and the accompanying financial statements not reporting benefits payable as a liability on the statement of net assets available for plan benefits.

8. Benefit Payments:

   Benefits  payable  to  participants  who  became  eligible  to  take   a
   distribution from the Plan but have not yet been paid aggregated $7,625 and $11,093 at December 31, 1995 and 1994, respectively.

                        MIDWEST RUBBER 401(k) PLAN

        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             December 31, 1995
                                  _______



 Identity of Issuer,
   Borrower, Lessor                                       Fair
 (a)  or Similar Party  Description of Investment        Value   Cost

  * Cash equivalents,
                       Comerica Bank
                         Short-Term  Fund       Master  Trust  Demand  Note
        $19,700 $19,700

  * Fixed Income Fund
        Comerica Bank
        F Fund              1,780 shares                63,800   56,800

  * Equity funds,
        Comerica Bank
        500 Index Fund      232 shares                  58,800   44,300

  * Guaranteed Investment
        Contract Funds,
                                 Comerica     Bank       372,132     shares
        372,100             372,100

  * Balanced Funds,
       Comerica Bank       4,221 shares                 64,800  55,800

                                                       $579,200 $548,700
                        MIDWEST RUBBER 401(k) PLAN

              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                   for the year ended December 31, 1995
                                  _______




REPORTING CRITERION I: Any transaction within the plan year, with respect to any plan asset, involving an amount in excess of five percent of the current value of plan assets.

Identity of Party
  Description of Asset

                    Purchase   Selling   Cost     Current Value  Net Gain
                    Price      Price    of Asset    of Asset     or (Loss)
Comerica Bank
   GIC Fund
   1 Purchase      $69,740            $69,740       $69,740


Comerica Bank
   Short Term Fund
   1 Purchase       51,361              51,361       51,361
   1 Sale                     $69,740   69,740       69,740

REPORTING CRITERION II: Any series of transactions (other than transactions with respect to securities) within the plan year with or in conjunction with the same person which, when aggregated, regardless of the category of asset and the gain or loss on any transaction, involves an amount in excess of five percent of the current value of plan assets (Note
A).

                          Not applicable.

                        MIDWEST RUBBER 401(k) PLAN

         ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued
                                  _______



REPORTING CRITERION III: Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities, when aggregated, involves an amount in excess of five percent of the current value of plan assets (Note
A).

Identity of Party
  Description of Asset

                    Purchase   Selling   Cost     Current Value  Net Gain
                    Price      Price    of Asset    of Asset     or (Loss)
Comerica Bank
   Short Term Investment Fund
   122 Purchases  $189,961            $189,961     $189,961
    58 Sales                 $168,242   168,242     168,242

Comerica Bank
    GIC Fund
     14 Purchases   56,702               56,702      56,702
      6 Sales                   5,709     5,709       5,709

Comerica Bank
    500 Index Fund
      9 Purchases   18,490               18,490      18,490
      2 Sales                   1,026       865       1,026          $161



                        MIDWEST RUBBER 401(k) PLAN

         ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued
                                  _______




REPORTING CRITERION IV:Any transaction within the plan year with respect to securities with or in conjunction with a person which, if any prior or subsequent single transaction within the plan year with such person with respect to securities, exceeds five percent of the current value of plan assets.

Identity of Party
  Description of Asset

                    Purchase   Selling   Cost     Current Value  Net Gain
                    Price      Price    of Asset    of Asset     or (Loss)


                         Not applicable.
Note:   (A)   Transactions  already reported  under  Criterion  I  are  not repeated here.